CROSSTEX ENERGY, INC.

CROSSTEX ENERGY, L.P.

2501 Cedar Springs Road

Dallas, Texas 75201

November 9, 2010

Memorandum

for

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Crosstex Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 1, 2010

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Filed August 6, 2010

Response Letters Dated September 7, 2010 & October 12, 2010

File No. 0-50536

Crosstex Energy, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 1, 2010

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Filed August 6, 2010

Response Letters Dated September 7, 2010 & October 12, 2010

File No. 0-50067

This memorandum sets forth the responses of Crosstex Energy, Inc. and Crosstex Energy, L.P. to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 2, 2010 (the “Comment Letter”).  For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

CROSSTEX ENERGY, L.P.

General

1.                                       We remind you of prior comments 5, 6, and 7 from our letter to you dated August 23, 2010.  Please provide the appropriate revisions in all future filings.

Response:

We confirm that we have made such revisions in our Quarterly Reports on Form 10-Q for the quarter ended September 30, 2010 and that we will make appropriate revisions in all future filings for both Crosstex Energy, Inc. and Crosstex Energy, L.P., where applicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Gross Margin and Gas and NGL Marketing Activities, page 38

2.                                       We note your response to our prior comment number three.  Your response indicates that your measure of “Gross Margin” is a non-GAAP measure.  As Gross Margin may be viewed as being synonymous with the GAAP measure “Gross Profit”, please revise your description of the measure to avoid investor confusion.  Please refer to Item 10(e)(1)(ii)(E) of Regulation S-K for guidance.

Response:

We have revised our description of this measure in our Quarterly Reports on Form 10-Q for the quarter ended September 30, 2010 to avoid investor confusion by using the term, “Gross Operating Margin” instead of “Gross Margin,” and will continue to do so in future filings.

*   *   *   *

We hereby acknowledge that (i) each of Crosstex Energy, Inc. and Crosstex Energy, L.P. is responsible for the adequacy and accuracy of the disclosure in their respective filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) Crosstex Energy, Inc. and Crosstex Energy, L.P. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this memorandum, please contact William W. Davis, our Executive Vice President and Chief Financial Officer, at (214) 953-9580 or Susan McAden, our Vice President and Chief Accounting Officer at (214) 721-9307.

Crosstex Energy, Inc.
Crosstex Energy, L.P.